JOHNSON RICE & COMPANY L.L.C.

Audit of Financial Statements

December 31, 2021

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

CONTENTS



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members and Members
Johnson Rice & Company L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnson Rice & Company L.L.C. (the Company) as of December 31, 2021, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2006.

Covington, LA
March 28, 2022

1

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2021
Cash and Cash Equivalents	$ 320,882
Deposits Held by Clearing Broker, Restricted	250,000
Receivables from Others	530,871
Receivable from Clearing Broker	3,978,184
Securities Owned, Held at Clearing Broker, at Fair Value	649,150
Furniture, Equipment and Leasehold Improvements	4,471
Net of Accumulated Depreciation of $1,034,117 in 2021	
Other Assets	3,932
Total Assets	$ 5,737,490

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Liabilities	$ 1,081,123
Payable to Clearing Broker	130
Total Liabilities	1,081,253
MEMBERS' EQUITY	4,656,237
Total Liabilities and Members' Equity	$ 5,737,490

The accompanying notes are an integral part of this financial statement.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Johnson Rice & Company L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through National Financial Services LLC.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SECURITIES

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

ACCOUNTS RECEIVABLE

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2021, all accounts receivable were considered collectable.

REVENUE RECOGNITION

The Company follows Accounting Standards Codification 606, "ASC" 606 Revenue from Contracts with Customers. The accounting policies are stated below:

Investment Banking Revenues. Investment banking revenues include underwriting and advisory fees. Investment banking revenues include fees from securities offerings in which the Company acts as an underwriter or agent. These fees are recognized at a point in time on a trade date basis as the customer obtains control and benefit at that point. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

Advisory fees from merger and acquisition services are recognized at a point in time. Advisory fees from restructuring services are recognized over time using a time elapse measure of progress as the customer receives the benefit of the service provided.

Research Revenues. Revenue associated with providing research to customers is recognized upon receipt unless covered by a contract. Research product covered by contract is recognized at a point of time specified by contract when invoiced, as the performance obligation has been met.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Banking Underwriting and Advisory Expenses. All investment banking expenses will be recognized within their respective expense category. Any expense reimbursements will be recognized as Investment Banking revenues (i.e., expenses are not recorded net of client reimbursements and are not netted against revenues).

Commissions. Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets, ranging from three to seven years. These methods do not materially differ from generally accepted accounting principles. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $11,096 for the year ended December 31, 2021.

Major components of furniture, equipment and leasehold improvements are as follows:

Furniture and Fixtures	$ 415,049
Equipment	481,767
Leasehold Improvements	141,772
	1,038,588
Accumulated Depreciation	(1,034,117)
	$ 4,471

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes National Financial Services LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $250,000. At December 31, 2021, $250,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE C

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents uncollected commissions and fees due from brokers and funds held at clearing broker.

NOTE D

SECURITIES

Securities owned, held at clearing broker, and securities sold, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2021, are summarized as follows:

	2021
Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 649,150
	$ 649,150

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Topic 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NOTE D

SECURITIES (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2021.

The valuation of the Company's investments by the above fair value hierarchy is as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2021				
Assets				
Securities Owned, Held at Clearing Broker				
Corporate Stocks				
Energy	$ 440,500	$ 440,500	$ -	$ -
Basic Materials	$ 208,650	$ 208,650		
	$ 649,150	$ 649,150	$ -	$ -
Liabilities				
Securities Sold, Not Yet Purchased	$ -	$ -	$ -	$ -

NOTE E

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the Statement of Financial Condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's Statement of Financial Condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the Statement of Financial Condition.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2021, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

NOTE E

COMMITMENTS AND CONTINGENCIES (Continued)

The Company has a quotation services contract that will be in effect through 2024.

Future minimum quotation services payments are as follows:

2022	$ 136,072
2023	$ 48,480
2024	$ 7,474
Total	$ 192,026

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

The Company recognizes an outstanding settlement liability requiring the payment of $100,000 in 2022, included in Accounts Payable and Accrued Liabilities on the Statement of Financial Position.

At each reporting date, the Company assesses whether there is an indication that a liability exists. The Company recognizes contractual, contingent liabilities at the expected discounted cash flows of the obligation. The Company expects to incur $250,000 in non-billable expenses on behalf of a client prior to the end of 2023, which is included in Accounts Payable and Accrued Liabilities on the Statement of Financial Position.

NOTE F

EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. In 2021, the Company did not choose to make a discretionary contribution to the plan on behalf of members and employees. The Company has the right to contribute in the future.

NOTE G

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

At December 31, 2021, the Company had net capital of $4,140,184, which was $3,890,184 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.2612 to 1 at December 31, 2021.

NOTE H

DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through National Financial Services LLC on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and National Financial Services LLC, National Financial Services LLC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As National Financial Services LLC's right to charge the Company has no maximum amount and applies to all trades executed through National Financial Services LLC, the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of National Financial Services LLC and all counterparties with which it conducts business.

NOTE I

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

NOTE I

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)

The Company is further exposed should National Financial Services LLC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of National Financial Securities LLC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

NOTE J

INCOME TAXES

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the FASB ASC, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2018 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2021.

NOTE K

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 28, 2022, the date these   financial statements were available to be issued, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

NOTE L

CONTRACT BALANCES

The following table presents revenue from contracts with customers separated by major source of revenue:

Commission Income	$ 4,386,585
Investment Banking	6,119,022
	$ 10,505,607

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when the revenue is recognized prior to payment and has an unconditional right to payment. The Company had receivables related to revenues from contracts with customers of $530,871 at December 31, 2021.

NOTE M

FUTURE ACCOUNTING PRONOUNCEMENTS

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 "Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments." ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss ("CECL") model to estimate its lifetime "expected credit loss" and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The Standard is effective for fiscal years beginning after December 15, 2022. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

NOTE N

PPP LOAN

On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which established the Paycheck Protection Program (the Program). The Program was created to assist small businesses in paying their employees and certain other expenses during the COVID-19 crisis. The Company applied for a loan under the Program and received from its bank a loan in the amount of $846,800 on April 14, 2020. On February 25, 2021, the Company received loan proceeds in the amount of approximately $688,747 under the Program. The loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains it payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.

The Company repaid $141,038 from the April 14, 2020 loan and the remainder of the loan was forgiven on May 17, 2021. The loan that was received on February 25, 2021 was forgiven on November 1, 2021. The total forgiven of $1,394,509 was recorded in Other Income in the Statement of Operations for the year ending December 31, 2021.



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members and Members
Johnson Rice & Company L.L.C.

We have reviewed management's statements, included in the accompanying Johnson Rice & Company L.L.C. Exemption Report, in which (a) Johnson Rice & Company L.L.C. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Johnson Rice & Company L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) Johnson Rice & Company L.L.C. stated that Johnson Rice & Company L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Rice & Company L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Rice & Company L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 28, 2022

11